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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  PEAPOD, INC.
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             (Exact name of registrant as specified in its charter)


      Delaware                                              36-4118175
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(State or other jurisdiction                (IRS Employer Identification No. )
     of incorporation)



           9933 Woods Drive
           Skokie, Illinois                                  60077
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(Address of principal executive offices)                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /X/

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value, including associated Preferred Stock Purchase
Rights


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     Peapod, Inc., a Delaware corporation (the "Company"), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 12, 1997. The Company and First Chicago Trust Company of New York, a division of Equiserve (the "Rights Agent") have entered into the Amendment, dated as of July 16, 2001, to the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000 (the "Rights Agreement"), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of July 16, 2001 (the "Merger Agreement"), among Koninklijke Ahold N.V. ("Royal Ahold"), Ahold U.S.A. Holdings, Inc. ("Ahold USA"), Bean Acquisition Corp. ("Acquisition") and the Company.

     The Amendment provides that the execution and delivery of the Merger Agreement, the Tender Offer and the Merger (as those terms are defined in the Merger Agreement) and any other transaction contemplated by the Merger Agreement will not cause (i) the rights issued pursuant to the Rights Agreement to become distributed or exercisable under the Rights Agreement, (ii) a Distribution Date or a Share Acquisition Date (as those terms are defined in the Rights Agreement) to occur, or (iii) a Triggering Event (as defined in the Rights Agreement) to occur upon any such event. The Amendment also provides that immediately prior to the completion of the Tender Offer, the Rights can no longer become exercisable.

     The Amendment is incorporated herein by reference and the foregoing description of the Amendment is qualified in its entirety by reference to the Amendment.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     COMMON STOCK. Holders of the Company's Common Stock, $.01 par value (the "Common Stock"), are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock of the Company. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. Pursuant to the Rights Agreement, each share of Common Stock has associated with it a preferred share purchase right (a "Right"). Under certain circumstances described below, each Right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price of $98.00 per one one-hundredth of a share, subject to adjustment.

     RIGHTS. On May 29, 1997, the Board of Directors of the Company authorized and declared a dividend of one Right for each share of Common Stock of the Company outstanding at the close of business on the effective date of the Company's initial public offering registration statement, file no. 333-24341, each Right representing the right to purchase one one-hundredth of a Preferred Share at a price (the "Exercise Price") of $98.00 per one-hundredth of a Preferred Share, subject to adjustment.

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     On April 14, 2000, the Company entered into a Purchase Agreement (the
"Purchase Agreement") with Koninklijke Ahold N.V. (the "Investor") pursuant to which, among other things, the Investor purchased shares of Series B Convertible Preferred Stock, $.01 par value, of the Company ("Series B Preferred Stock") and warrants to purchase Common Stock of the Company. In connection with the Purchase Agreement, the Board of Directors of the Company authorized and declared a dividend on April 13, 2000 of Rights with respect to the Series B Preferred Stock, such that a number of Rights equal to the number of shares of Common Stock that such Series B Preferred Stock are convertible into in accordance with the Certificate of Designation for the Series B Preferred Stock (the "Series B Certificate of Designations") were issued with respect to each share of Series B Preferred Stock outstanding on the Final Closing Date (as defined in the Purchase Agreement).

     On October 12, 2000, the Company entered into an Exchange Agreement and First Amendment to Purchase Agreement dated April 14, 2000 (the "Exchange Agreement") with the Investor, pursuant to which the Series B Preferred Stock held by the Investor was exchanged for shares of Series C Convertible Preferred Stock, $.01 par value, of the Company ("Series C Preferred Stock"), after which the shares Series B Preferred Stock were cancelled.

     On October 11, 2000, the Board of Directors authorized and declared a dividend of Rights with respect to the Series C Preferred Stock, such that a number of Rights equal to the number of shares of Common Stock that such Series C Preferred Stock are convertible into in accordance with the Certificate of Designations for the Series C Preferred Stock (the "Series C Certificate of Designations") were issued with respect to each share of Series C Preferred Stock outstanding on the Exchange Closing Date (as defined in the Exchange Agreement).

     The terms of the Rights are set forth in the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, a division of Equiserve, as rights agent (the "Rights Agent"). On July 16, 2001, the Agreement and Plan of Merger (the "Merger Agreement") was entered into among the Investor, Ahold U.S.A. Holdings, Inc., ("Ahold U.S.A.") Bean Acquisition Corp. (the "Purchaser") and the Company. Pursuant to the Merger Agreement, the Company agreed to amend the Rights Agreement.

     Currently, the Rights are evidenced by the certificates for shares of Common Stock and Series C Preferred Stock registered in the names of holders of Common Stock and Series C Preferred Stock (which certificates shall be deemed also to be certificates for Rights) and not by Rights certificates, and the Rights are transferable only in connection with the transfer of the underlying shares of Common Stock or Series C Preferred Stock (including a transfer to the Company). The Rights will separate from the Common Stock and Series C Preferred Stock upon the earliest to occur of (i) the tenth business day following the first public announcement that any person or group (other than an Exempt Person (as hereinafter defined)) has acquired (an "Acquiring Person") beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Share Acquisition Date") and (ii) the tenth business day (or such other business day as may be determined by action of the Board prior to the time that any person shall become an Acquiring Person) following the commencement by any person or group (other than an Exempt

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Person, the Investor or any of the Investor's Affiliates or Associates) of,
or the first public announcement of its intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the Beneficial Owner of 15% or more of the Company's outstanding shares of Common Stock (each a "Distribution Date"). As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock and Series C Preferred Stock as of the close of business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights. "Exempt Person" includes the Company and certain related entities and individuals.

     The Rights are not exercisable until the Distribution Date and will expire at the earlier of the close of business on June 10, 1997 and the time immediately prior to the completion of the Tender Offer (as defined in the Merger Agreement), unless the Rights are earlier redeemed as described below.

     In the event that a person or group becomes an Acquiring Person, the holders of the Rights (other than an Acquiring Person and certain transferees therefrom) will be entitled to purchase shares of Common Stock at a 50% discount. Simultaneously, the Rights of an Acquiring Person and such transferees become void.

     In the event that, on or after the date on which an Acquiring Person has become such: (i) the Company merges into or consolidates with an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions), (ii) any Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions) merges into the Company or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) would be entitled to purchase common shares of the acquirer (or a person affiliated therewith) at a 50% discount. In general, an Interested Stockholder is an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     Notwithstanding the preceding discussion, none of the Investor, Ahold U.S.A. or the Purchaser or any of their affiliates or associates shall be deemed an Acquiring Person and none of a Distribution Date, a Share Acquisition Date or a Triggering Event shall be deemed to occur or to have occurred solely by reason of (i) the approval, execution or delivery of the Merger Agreement, (ii) the consummation of the Merger (as defined in the Merger Agreement), (iii) the commencement or consummation of the Tender Offer (as defined in the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (iv) the announcement of any of the foregoing.

     The Company may redeem the Rights, in whole but not in part, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Board of Directors, at any time prior to the earliest of (i) 10 Business Days after the Share Acquisition Date, (ii) the occurrence of any

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transaction described in the second preceding paragraph and (iii) the date of final expiration of the Rights.

     At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with its affiliates and associates, shall have become the Beneficial Owner of 50% or more of the outstanding shares of the Common Stock, the Board of Directors may direct the exchange of shares of Common Stock (or Preferred Shares) for all or any part of the Rights (other than Rights which have become void) at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share) per Right, subject to adjustment.

     No holder, as such, of any Rights certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of Series A Junior Participating Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained in the Rights Agreement or in any Rights certificate be construed to confer upon the holder of any Rights certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive dividends of subscription rights, or otherwise, until the Right or Rights evidenced by such Rights certificate shall have been exercised in accordance with the provisions of the Rights Agreement.



ITEM 2.  EXHIBITS

Exhibit 1 Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, between the Registrant and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

Exhibit 2 Amendment, dated as of July 16, 2001, to the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, between the Registrant and First Chicago Trust Company of New York a division of Equiserve, as Rights Agent.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               PEAPOD, INC.


                               By:    /s/ Andrew B. Parkinson
                                    -------------------------------------------
                                      Name:  Andrew B. Parkinson
                                      Title: Chairman and Chief Financial
                                             Officer

Dated:  July 24, 2001


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                                  EXHIBIT INDEX

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

EXHIBIT NO.  DESCRIPTION
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
Exhibit 1 Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, between the Registrant and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

Exhibit 2 Amendment, dated as of July 16, 2001, to the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, between the Registrant and First Chicago Trust Company of New York a division of Equiserve, as Rights Agent.

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